SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)



UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1





Sitestar Corporation

--------------------------------

(Name of Issuer)





COMMON STOCK, PAR VALUE $0.001 PER SHARE

---------------------------------------

(Title of Class of Securities)




82980W101

---------

(CUSIP Number)




Jeremy K. Gold
Alesia Asset Management LLC
22287 Mulholland Highway, Suite 180
Calabasas, CA 91302
(323) 642-8043

Christopher E. Olin
Alesia Asset Management LLC
22287 Mulholland Highway, Suite 180
Calabasas, CA 91302
(323) 642-8043

----------------------------------------

(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)





August 10, 2016

----------------

(Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement

on Schedule 13G to report the acquisition that is the

subject of this Schedule 13D, and is filing this

schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),

check the following box [ ].



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all

exhibits. See Section 240.13d-7 for other parties to whom

copies are to be sent.



The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect

to the subject class of securities, and for any subsequent

amendment containing information which would alter disclosures provided in a prior cover page.













The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 or otherwise subject to the

liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)









---------------------------------------------------------------------

1.       Name of Reporting Person



        Alesia Value Fund LLC



----------------------------------------------------------------------

2.       Check the Appropriate Box                         (a)     [_]

        if a Member of a Group                            (b)     [_]



----------------------------------------------------------------------

3.                         S.E.C. Use Only



----------------------------------------------------------------------

4.                         Source of Funds



  WC



----------------------------------------------------------------------

5.                       Check box if disclosure of legal proceedings

is required pursuant to items 2(D) or 2(E):



----------------------------------------------------------------------

6.       Citizenship or Place of Organization



California

----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power          0

Beneficially            (8)     Shared Voting Power        11,323,159

Owned by Each           (9)     Sole Dispositive Power     0

Reporting Person        (10)    Shared Dispositive Power   11,323,159



----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person



        11,323,159

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

        Shares



        [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11



        7.2%

-----------------------------------------------------------------------

14.      Type of Reporting Person               OO



-----------------------------------------------------------------------

-----------------------------------------------------------------------







-----------------------------------------------------------------------

1.       Name of Reporting Person



        Alesia Asset Management LLC



-----------------------------------------------------------------------

2.       Check the Appropriate Box                         (a)     [_]

        if a Member of a Group                            (b)     [_]



-----------------------------------------------------------------------

3.                         S.E.C. Use Only



-----------------------------------------------------------------------

4.                        Source of Funds



  WC



-----------------------------------------------------------------------

5.                       Check box if disclosure of legal proceedings

is required pursuant to items 2(D) or 2(E):



-----------------------------------------------------------------------

6.       Citizenship or Place of Organization



California

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             11,323,159

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        11,323,159



-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person



        11,323,159

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

        Shares



        [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11



        7.2%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IA



-----------------------------------------------------------------------

-----------------------------------------------------------------------







-----------------------------------------------------------------------

1.       Name of Reporting Person



        Jeremy K. Gold



-----------------------------------------------------------------------

2.       Check the Appropriate Box                         (a)     [_]

        if a Member of a Group                            (b)     [_]



-----------------------------------------------------------------------

3.       S.E.C. Use Only



-----------------------------------------------------------------------

4.       Source of Funds



        WC, PF



-----------------------------------------------------------------------

5.                       Check box if disclosure of legal proceedings

is required pursuant to items 2(D) or 2(E):



-----------------------------------------------------------------------

6.                        Citizenship or Place of Organization



  United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power           600,840

Beneficially            (8)     Shared Voting Power         11,323,159

Owned by Each           (9)     Sole Dispositive Power      600,840

Reporting Person        (10)    Shared Dispositive Power    11,323,159



-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person



        11,923,999

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

        Shares



        [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

        7.6%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN



-----------------------------------------------------------------------

-----------------------------------------------------------------------







-----------------------------------------------------------------------

1.       Name of Reporting Person



        Christopher E. Olin



-----------------------------------------------------------------------

2.       Check the Appropriate Box                        (a)     [_]

        if a Member of a Group                           (b)     [_]



-----------------------------------------------------------------------

3.                        S.E.C. Use Only



-----------------------------------------------------------------------

4.       Source of Funds



        WC, PF



-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings

is required pursuant to items 2(D) or 2(E):



-----------------------------------------------------------------------

6.       Citizenship or Place of Organization



  United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power            520,833

Beneficially            (8)     Shared Voting Power          11,323,159

Owned by Each           (9)     Sole Dispositive Power       520,833

Reporting Person        (10)    Shared Dispositive Power     11,323,159



-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person



        11,843,992

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

        Shares



        [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11





           7.5%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN



-----------------------------------------------------------------------

-----------------------------------------------------------------------







Item 1. Security and Issuer.



This statement on Schedule 13D ("Schedule 13D"), filed by the undersigned, relates to the shares of Common Stock of the Issuer.
The principal executive offices of the Issuer are located at:



4026 Wards Drive, Suite G1 #271

Lynchburg, VA 24502





Item 2. Identity and Background



(a) This Amendment No. 1 is being filed with respect to the shares of the Issuer's Common Stock held by Alesia Asset Management LLC,
Jeremy K. Gold, and Christopher E. Olin.


(b) The business address of the undersigned is:
22287 Mulholland Highway, Suite 180
Calabasas, CA 91302



(c) Alesia Value Fund LLC is a limited liability company engaged in the business of investing in securities. Alesia Asset Management LLC is a limited liability company that is the managing member of Alesia Value Fund LLC. Jeremy K. Gold and Christopher E. Olin are the managing members of Alesia Asset Management LLC.



(d) During the last five years, the undersigned have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).



(e) The undersigned have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding,

they were or they became subject to a judgement, decree, or final order, enjoining future violations of or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



(f) Jeremy K. Gold and Christopher E. Olin are citizens of the
United States of America. Alesia Value Fund LLC and Alesia Asset
Management LLC are organized under the laws of California.



Item 3. Source and Amount of Funds or Other Consideration



Each acquisition of shares of Common Stock by the undersigned (or on their behalf and at their direction) was in open market transactions or through private placements with working capital or personal funds. The aggregate purchase price of the 600,840 shares owned directly by Jeremy K. Gold is approximately $27,010, including brokerage commissions. The aggregate purchase price of the 520,833 shares owned directly by Christopher E. Olin is approximately $25,000, including brokerage commissions. The aggregate purchase price of the 3,008,183 shares owned directly by Alesia Value Fund LLC is approximately $514,915, including brokerage commissions.


Item 4. Purpose of Transaction



Item 4 of the Reporting Persons' Schedule 13D, as amended, is hereby amended by adding the following:

On August 10, 2016, the Reporting Persons purchased additional shares of the Issuer's Common Stock directly from the Issuer through a private placement. These purchases were made based on the Reporting Persons' beliefs that the shares, when purchased, were undervalued and presented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares at prices that would make the purchase or sale of shares desirable, the Reporting Persons may increase or decrease their positions in the Issuer.





Item 5. Interest in Securities of the Issuer



The aggregate percentage of shares reported owned by the undersigned herein is based upon 157,710,659 shares outstanding, as of August 10, 2016, which is the total number of shares outstanding as reported in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2016.

I. (a) Alesia Value Fund LLC directly owns 11,323,159 shares, constituting 7.2% of the Issuer's outstanding shares.

(b) Alesia Value Fund LLC has shared voting and disposition power over 11,323,159 shares.

(c) Within the past 60 days, Alesia Value Fund LLC purchased
8,314,976 shares from the Issuer in a private placement on August
10, 2016 at a price per share of $0.048.

Items (d) and (e) are not applicable.


II. (a) Alesia Asset Management LLC is the managing member of Alesia Value Fund LLC and may be deemed to be the beneficial owner of the 11,323,159 shares owned by Alesia Value Fund LLC. This ownership constitutes 7.2% of the outstanding shares of the Issuer.

(b) Alesia Asset Management LLC has shared voting and disposition power over 11,323,159 shares.

(c) No transactions have been entered into over the past 60 days.

Items (d) and (e) are not applicable.


III. (a) Jeremy K. Gold is the managing member of Alesia Asset Management LLC and may be deemed to be the beneficial owner of the 11,323,159 shares owned by Alesia Value Fund LLC. This ownership constitutes 7.2% of the outstanding shares of the Issuer. He also directly owns 600,840 shares, constituting 0.4% of the outstanding shares of the Issuer.

Jeremy K. Gold disclaims any beneifical ownership of the shares of Common Stock owned by Christopher E. Olin, and nothing herein shall be deemed to be an admission by Jeremy K. Gold as to the beneficial ownership of the shares of Common Stock of Christopher E. Olin.

(b) Jeremy K. Gold has shared voting and disposition power over the 11,323,159 shares owned by Alesia Value Fund LLC and sole voting and disposition power over his own 600,840 shares.

(c) Within the past 60 days, Jeremy K. Gold purchased 520,840 shares from the Issuer in a private placement on August 10, 2016 at a price per share of $0.048.

Items (d) and (e) are not applicable.


IV. (a) Christopher E. Olin is the managing member of Alesia Asset Management LLC and may be deemed to be the beneficial owner of the 11,323,159 shares owned by Alesia Value Fund LLC. This ownership constitutes 7.2% of the outstanding shares of the Issuer. He also directly owns 520,833 shares, constituting 0.3% of the outstanding shares of the Issuer.

Christopher E. Olin disclaims any beneifical ownership of the shares of Common Stock owned by Jeremy K. Gold, and nothing herein shall be deemed to be an admission by Christopher E. Olin as to the beneficial ownership of the shares of Common Stock of Jeremy K. Gold.

(b) Christpher E. Olin has shared voting power over the 11,323,159 shares owned by Alesia Value Fund LLC and sole voting power over his own 520,833 shares.

(c) Within the past 60 days, Christopher E. Olin purchased
520,833 shares from the Issuer in a private placement on August
10, 2016 at a price per share of $0.048.

Items (d) and (e) are not applicable.




Item 6. Contracts, Arrangements, Understandings or Relationships

With Respect to Securities Of The Issuer.



Except as set forth in this Schedule 13D, there are no contracts,

arrangements, understandings or relationships among the Reporting

Persons and any other person, with respect to the securities of the

Issuer.





Item 7. Material to be Filed as Exhibits.



None





SIGNATURES



After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.







Date: August 11, 2016

Alesia Value Fund LLC
By: Alesia Asset Management LLC
its managing member


/s/ Jeremy K. Gold
-------------------------------
Name: Jeremy K. Gold
Title: Managing Member
Alesia Asset Management LLC


/s/ Jeremy K. Gold
-------------------------------
Jeremy K. Gold, individually


/s/ Christopher E. Olin
-------------------------------
Name: Christopher E. Olin
Title: Managing Member
Alesia Asset Management LLC


/s/ Christopher E. Olin
-------------------------------
Christopher E. Olin, individually